

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

May 19, 2008

Joseph F. Longo
Chairman, President & CEO
Startech Environmental Corporation
88 Danbury Road, Suite 2A
Wilton, Connecticut 06897-2525

> **Re:** **Startech Environmental Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed May 13, 2008**
> **File Nos. 333-143478 and 333-145903**

Dear Mr. Longo:

We have reviewed your filing and have the following comments.

<u>General</u>

1.   We reference the statements made in your April 2008 Wall Street Transcript interview. It appears that these statements including quotes regarding the attractiveness of your stock price from the CEO may entail an offering of securities to potential investors without an accompanying Section 10 prospectus. Please provide a detailed analysis of why you believe you are in compliance with Section 5 of the Securities Act. We may have further comment. In addition, please consider providing risk factor disclosure regarding the impact to you and your business resulting from a potential Section 5 violation.

<u>Management's Discussion and Analysis, page 42</u>
<u>Results of Operations, page 45</u>

2.   You state that selling expenses for the three months ended January 31, 2008 were $191,644, compared to $164,818 for the same period in the prior year, an increase of $26,826, or 16.3%, primarily due to certain deferred selling costs being charged off because signing up the prospective client is no longer deemed to be probable. Please tell us the nature of these expenses that were initially deferred, and your basis in GAAP therefor.

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You may contact Jennifer Do, Staff Accountant, at (202) 551-3743 or Al Pavot, Senior Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3760 with any other questions.

Sincerely,

Jennifer R. Hardy
Legal Branch Chief

cc: Scott Rosenblum (*via facsimile* 212/715-8000)
        Kramer Levin Naftalis & Frankel LLP
        1177 Avenue of the Americas
        New York, New York 10036